                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of [November], 2002


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F [X]            No    Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

           The registrant files with the Korea Securities Exchange the notice dated November 19, 2002. Attached is English language version of the notice.

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                                   SIGNATURES



       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 19, 2002



By /s/ MiRi Chung
   -------------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

                                        2

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                                                                    Exhibit 99.1

   The following table sets forth the details of investment in Korea Mount Technology.

-----------------------------------------------------------------------------------------------------------
1. Subject         Company Name                Korea Mount Technology Co., Ltd.(KMT)
    Company
                   ----------------------------------------------------------------------------------------
                   CEO                         Jong-Jin Hah

                   ----------------------------------------------------------------------------------------
                   Relation to the             Unrelated
                   Company
                   ----------------------------------------------------------------------------------------
                   Capital                     2,749,990,000 won

                   ----------------------------------------------------------------------------------------
                   Issued shares               549,998 shares

                   ----------------------------------------------------------------------------------------
                   Core Business               Electronic Components & Processing for the trade

                   ----------------------------------------------------------------------------------------
                   Address                     624-1 Chang-dang dong, Pyeong-tak City, Kyeong-ki Do,
                                               Korea
-----------------------------------------------------------------------------------------------------------
2. Investment      Subject item                                                     KMT Convertible Bond
    Summary
                   ----------------------------------------------------------------------------------------
                   Total Amount                                                        2,200,000,000 won

                   ----------------------------------------------------------------------------------------
                   Estimate                                                     220,000 CBs x 10,000 won

                   ----------------------------------------------------------------------------------------
                   Appraisal Institute                                                               N/A

                   ----------------------------------------------------------------------------------------
                   Invested Shares                                                        220,000 shares

                   ----------------------------------------------------------------------------------------
                   Total shares owned after                                               220,000 shares
                   the investment
                   ----------------------------------------------------------------------------------------
                   Ratio of shareholing                                                           28.57%

                   ----------------------------------------------------------------------------------------
                   Target date of                                                      November 20, 2002
                   Investment
-----------------------------------------------------------------------------------------------------------
3. objective of Investment                                                                    Investment

-----------------------------------------------------------------------------------------------------------
4. Accumulated Investment Amount                                                      16,300,000,000 won
-----------------------------------------------------------------------------------------------------------
  -- Total Capital                                                                    12,463,750,000 won
   (As of December 31, 2001)
-----------------------------------------------------------------------------------------------------------
  -- Ratio to Capital                                                                            130.79%

-----------------------------------------------------------------------------------------------------------
5. Date of Decision                                                                    November 19, 2002
   (by Board of Directors)
-----------------------------------------------------------------------------------------------------------
  -- Attendance of Independent                                                                    Yes: 1
   Directors                                                                                       No: 1
-----------------------------------------------------------------------------------------------------------
  -- Attendance of Auditor                                                                            No

-----------------------------------------------------------------------------------------------------------
6. Infringement of Fare Trade Rules                                                                   No

-----------------------------------------------------------------------------------------------------------
7.   Total Assets                                                                    323,660,206,433 won
   (As of December 31, 2001)
-----------------------------------------------------------------------------------------------------------
8.   Others                                                                                          N/A

-----------------------------------------------------------------------------------------------------------

                                                                    Exhibit 99.2

The following table sets forth the Summary of American Depository Receipts (ADR) converted to common shares.

1. Daily Summary of ADR Convert

                                                                   (Unit: share)
--------------------------------------------------------------------------------
                                                    Converted      Corresponding
Converted Date    Converted Entity     DR Item      Quantity       Common share
--------------------------------------------------------------------------------
     --                  --              --            --                 --

--------------------------------------------------------------------------------

2. Summary of ADR Changes

                                                                   (Unit: Share)
--------------------------------------------------------------------------------
            Total           Total DR          Total Converted DR
            Converted       Quantity at       From The Previous
            Common          the Previous      Disclosure Until       Current
DR Item     Shares          Disclosure        Today                  DR Balance
--------------------------------------------------------------------------------
   ADR      15,169,514       7,958,475         7,584,757              373,718

--------------------------------------------------------------------------------


3. Others

1)  The Common shares converted from January 27, 2000 to November 19, 2002.

2)  One ADR is for two common shares.

3)  The confirmed date of ADR balance: as of November 19, 2002

                                       2